Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 08/05/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats BZX Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/05/16 (MM/DD/YY) Bats BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 5th day of August (Month), 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products
2. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a BATS Listed Issuer
3. Listing Application and Related Forms
4. CLP Quoting Incentive Rule 11.8 Excerpt
5. Listing Fee Rule 14.3 Excerpt



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST	
The following documentation is required to be submitted prior to launch:	
☐	Completed and Executed Listing Application including signatures on the following:
	☐ Corporate Governance Certification
	☐ Representation Affirmation
	☐ Exchange Listing Agreement
	☐ Company Logo Authorization Form
	☐ Shareholder Data Release Consent
☐	Fund Information Spreadsheet (if multiple funds being listed)
☐	Constituent Data Received and Tested Compliant (N/A for actively managed funds)
☐	Board Resolution authorizing listing on Bats BZX Exchange
☐	Index Methodology (N/A for actively managed funds)
☐	Company Logo and Description
☐	Formation Documents Submitted (By-Laws and Trust Document or equivalent)
☐	Certificate of Good Standing dated within 90 days of launch
☐	Firewall Letter (if applicable)
☐	LMM Finalization (due 5 business days prior to launch)
☐	Final Effective Registration Statement (N-1A) (Filing due 48 hours prior to launch)
☐	Form 8A (Filing due 48 hours prior to launch)
☐	Copy of Press Release 2 business days prior to release if participating in CLP Program (if applicable)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com* or by telephone at 913-815-7101.**Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: ______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange.

<u>Exemption – Rule 14.10(e)(1)(E)</u>: I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue on the Exchange Index Fund Shares or Managed Fund Shares, as defined in Rules 14.11(c) and 14.11(i), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

<u>Quorum – Rule 14.10(f)(3)</u>: I hereby certify that the Company's bylaws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).

<u>Related Party Transactions – Rule 14.10(h)(1)</u>: I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

Managed Fund Shares Listed Pursuant to Rule 14.11(i)(4)(C)

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(i).

Products Listed Pursuant to a Rule Filing Under Section 19(b)

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated proposal to list and trade the Fund or Funds under Section 19(b) of the Act pursuant to Exchange Rule 14.11 regarding: (a) the description of the portfolio; (b) limitations on portfolio holdings or reference assets; or (c) the applicability of Exchange rules and surveillance procedures.

<table>
<tr><th colspan="2">AFFIRMATION</th></tr>
<tr><td>(Name of Individual)</td><td>(Title)</td></tr>
<tr><td colspan="2">(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>(Signature of Company Officer)</td><td>(Date)</td></tr>
</table>

Securities Exchange Act of 1934 Exemptive Relief

Indicate the No-Action Letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETP of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
- Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
- Letter dated October 24, 2006 (Class Relief Letter for ETFs)
- Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
- Letter dated June 27, 2007 (Combination ETFs)
- Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
- Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the Bats BZX Exchange (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.
8. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind,

express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: **Issuers changing their name must also concurrently submit the *Notification: Change in Company Record.***

Bats BZX Exchange
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

☐ Company logo at time of application

☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.bats.com*.

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

Bats BZX Exchange
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

Bats BZX Exchange
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@bats.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@bats.com*.

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@bats.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@bats.com*.

Bats BZX Exchange
Company Description

This form should be completed at the time of application for listing or to update a company description. Please complete this form and submit your company description.

Please check appropriate box:

☐ Company description at time of application
☐ Updated company description

Bats BZX Exchange
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to BATS Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a Bats BZX Exchange Listed Issuer

To list an "exchange traded product" or "ETP" on Bats BZX Exchange that is a New Series or Fund of an issuer with securities currently listed on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST	
The following documentation is required to be submitted prior to launch:	
☐	Completed and Executed Listing Application including signatures on the following:
	☐ Representation Affirmation
☐	Fund Information Spreadsheet (if multiple funds being listed)
☐	Constituent Data Received and Tested Compliant (N/A for actively managed funds)
☐	Board Resolution authorizing listing on Bats BZX Exchange
☐	Index Methodology (N/A for actively managed funds)
☐	Certificate of Good Standing dated within 90 days of launch
☐	Firewall Letter (if applicable)
☐	LMM Finalization (due 5 business days prior to launch)
☐	Final Effective Registration Statement (N-1A) (Filing due 48 hours prior to launch)
☐	Form 8A (Filing due 48 hours prior to launch)
☐	Copy of Press Release 2 business days prior to release if participating in CLP Program (if applicable)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com*. **Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: ______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

Managed Fund Shares Listed Pursuant to Rule 14.11(i)(4)(C)

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(i).

Products Listed Pursuant to a Rule Filing Under Section 19(b)

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated proposal to list and trade the Fund or Funds under Section 19(b) of the Act pursuant to Exchange Rule 14.11 regarding: (a) the description of the portfolio; (b) limitations on portfolio holdings or reference assets; or (c) the applicability of Exchange rules and surveillance procedures.

AFFIRMATION	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate method by which Issuer will achieve no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
   - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
   - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
   - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
   - Letter dated June 27, 2007 (Combination ETFs)
   - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
   - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	Member	12 Broad Street Redbank, NJ 07701	732-204-8999	Proprietary
Agency Desk, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities, LLC	9/15/2015	NA	NA	NA	Member	36 S. Wabash, Suite 130 Chicago, IL 60603	312-994-4640	Market Maker
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Altemet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Auerbach Grayson and Company, LLC	NA	NA	12/15/2015	NA	Member	254 45th Street Suite 16 New York, NY 10036	212-453-3553	Arbitrage/Riskless
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
Bats Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of the Bats Exchanges
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	10/1/2015	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Cowen Prime Services, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Diffusion Markets, LLC	3/15/2016	NA	NA	NA	Member	1166 Avenue of the Americas New York, NY 10036	212-478-0140	Proprietary / Market Maker
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
FIS Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
Flow Traders US Institutional Trading, LLC	NA	NA	6/1/2016	NA	Member	1140 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5020	Riskless Principal
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
G2 Trading, LLC	6/1/2016	NA	NA	NA	Member	325 South Sangamon Street Chicago, IL 60607	404-697-9915	Firm Proprietary Trading Options Market Making
GDK, Inc.	6/1/2010	1/3/2011	NA	NA	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Gelber Securities, LLC	5/1/2015	NA	NA	NA	Member	350 N. Orleans Street 7th FLOOR Chicago, IL 60654	312-408-4354	Firm Proprietary Trading
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Gordon Haskett Capital Corporation	NA	NA	NA	5/2/2016	Member	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-1787	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	Member	440 S. LaSalle Suite 3232 Chicago, IL 60605	312-347-8864	Options Market Maker
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010		6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hilltop Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	11/12/2015	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	4/15/2016	NA	NA	NA	Member	One New York Plaza New York, NY 10004	2112-651-6020	Proprietary / Market Maker
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	10/6/2015	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
Just2Trade, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Lampost Capital, LC	NA	NA	NA	3/15/2016	Member	7777 W. Glades Road Suite 213 Boca Raton, FL 33434	(561) 883-0454	Proprietary and Public Customer Business
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
Match-Point Securities, LLC	NA	NA	NA	11/16/2015	Member	303 East 57th Street, 26L New York, NY 10022	917-359-5734	Public Customer Business
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	NA	NA	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	2/1/2016	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pictet Overseas, Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	Sponsored Participant	61 Princeton Hightstown Rd West Windsor, NJ 08550	609-269-9212	Agency
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	Member	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-896-2844	Proprietary Trading
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	NA	NA	NA	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities, LLC	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
SageTrader, LLC	3/1/2016	NA	NA	6/1/2016	Member	One Embarcadero Center Suite 1150 San Francisco, CA 94111	646-663-1084	Public Customer Business
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	NA	NA	5/14/2010	NA	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Silver Fern Investments, LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
Synergy Capital Management, LLC	8/1/2016	NA	NA	NA	Member	141 W. Jackson Boulevard Suite 1350 Chicago, IL 60604	312-986-8869	Market Maker
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	NA	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
TMT East, LLC	6/1/2015	NA	NA	NA	Member	440 South LaSalle Street Suite 1729 Chicago, IL 60605	917-834-8104	Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	Member	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Proprietary
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Advisors, LLC	7/1/2016	NA	NA	NA	N	One N. Jefferson St. Louis, MO 63103	314-875-4848	Public Customer Business
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary